FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Taxation of shares and dividends

Taxation - UK residents

The following is a summary, under current law, of certain UK tax considerations that are likely to be material to the ownership and disposition of shares. The summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to a holder of shares. In particular, the summary deals principally with shareholders who are resident solely in the UK for UK tax purposes and only with holders who hold the shares as investments and who are the beneficial owners of the shares, and does not address the tax treatment of certain classes of holders such as dealers in securities. Holders and prospective purchasers should consult their own advisers regarding the tax consequences of an investment in shares in light of their particular circumstances, including the effect of any national, state or local laws.

Taxation of dividends

Currently no tax is withheld from dividends paid by HSBC Holdings. However, dividends are paid with an associated tax credit which is available for set-off by certain shareholders against any liability they may have to UK income tax. Currently, the associated tax credit is equivalent to 10% of the combined cash dividend and tax credit, i.e. one-ninth of the cash dividend.

For individual shareholders who are resident in the UK for taxation purposes and liable to UK income tax at the basic rate, no further UK income tax liability arises on the receipt of a dividend from HSBC Holdings. Individual shareholders who are liable to UK income tax at the higher rate or additional rate are taxed on the combined amount of the dividend and the tax credit at the dividend upper rate (currently 32.5%) and the dividend additional rate (currently 37.5%), respectively. The tax credit is available for set-off against the dividend upper rate and the dividend additional rate liability. Individual UK resident shareholders are not entitled to any tax credit repayment.

Although non-UK resident shareholders are generally not entitled to any repayment of the tax credit in respect of any UK dividend received, some such shareholders may be so entitled under the provisions of a double taxation agreement between their country of residence and the UK. However, in most cases no amount of the tax credit is, in practice, repayable.

Information on the taxation consequences of the HSBC Holdings scrip dividends offered in lieu of the 2012 fourth interim dividend and the first, second and third interim dividends for 2013 was set out in the Secretary's letters to shareholders of 3 April, 6 June, 5 September and 5 November 2013. In no case was the difference between the cash dividend foregone and the market value of the scrip dividend in excess of 15% of the market value. Accordingly, the amount of the dividend income chargeable to tax, and, the acquisition price of HSBC Holdings US$0.50 ordinary shares (the 'shares') for UK capital gains tax purposes, was the cash dividend foregone.

Taxation of capital gains

The computation of the capital gains tax liability arising on disposals of shares in HSBC Holdings by shareholders subject to UK tax on capital gains can be complex, partly depending on whether, for example, the shares were purchased since April 1991, acquired in 1991 in exchange for shares in The Hongkong and Shanghai Banking Corporation Limited, or acquired subsequent to 1991 in exchange for shares in other companies.

For capital gains tax purposes, the acquisition cost for ordinary shares is adjusted to take account of subsequent rights and capitalisation issues. Any capital gain arising on a disposal by a UK company may also be adjusted to take account of indexation allowance. If in doubt, shareholders are recommended to consult their professional advisers.

Stamp duty and stamp duty reserve tax

Transfers of shares by a written instrument of transfer generally will be subject to UK stamp duty at the rate of 0.5% of the consideration paid for the transfer, and such stamp duty is generally payable by the transferee.

An agreement to transfer shares, or any interest therein, normally will give rise to a charge to stamp duty reserve tax at the rate of 0.5% of the consideration. However, provided an instrument of transfer of the shares is executed pursuant to the agreement and duly stamped before the date on which the stamp duty reserve tax becomes payable, under the current practice of UK HM Revenue and Customs it will not be necessary to pay the stamp duty reserve tax, nor to apply for such tax to be cancelled. Stamp duty reserve tax is generally payable by the transferee.

       Paperless transfers of shares within CREST, the UK's paperless share transfer system, are liable to stamp duty reserve tax at the rate of 0.5% of the consideration. In CREST transactions, the tax is calculated and payment made automatically. Deposits of shares into CREST generally will not be subject to stamp duty reserve tax, unless the transfer into CREST is itself for consideration. Following the case HSBC pursued before the European Court of Justice (Case C-569/07 HSBC Holdings plc and Vidacos Nominees Ltd v The Commissioners for HM Revenue & Customs) and a subsequent case in relation to depositary receipts, HMRC now accepts that the charge to stamp duty reserve tax at 1.5% on the issue of shares to a depositary receipt issuer or a clearance service is prohibited.

Taxation - US residents

The following is a summary, under current law, of the principal UK tax and US federal income tax considerations that are likely to be material to the ownership and disposition of shares or American Depositary Shares ('ADS's) by a holder that is a resident of the US for US federal income tax purposes (a 'US holder') and who is not resident in the UK for UK tax purposes.

The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of shares or ADSs. In particular, the summary deals only with US holders that hold shares or ADSs as capital assets, and does not address the tax treatment of holders that are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, persons that hold shares or ADSs as part of an integrated investment (including a 'straddle') comprised of a share or ADS and one or more other positions, and persons that own, directly or indirectly, 10% or more of the voting stock of HSBC Holdings. This discussion is based on laws, treaties, judicial decisions and regulatory interpretations in effect on the date hereof, all of which are subject to change.

Holders and prospective purchasers should consult their own advisers regarding the tax consequences of an investment in shares or ADSs in light of their particular circumstances, including the effect of any national, state or local laws.

Any US federal tax advice included in this Annual Report and Accounts is for informational purposes only; it was not intended or written to be used, and cannot be used, for the purpose of avoiding US federal tax penalties.

Taxation of dividends

Currently no tax is withheld from dividends paid by HSBC Holdings. For US tax purposes, a US holder must include cash dividends paid on the shares or ADSs in ordinary income on the date that such holder or the ADS depositary receives them, translating dividends paid in UK pounds sterling into US dollars using the exchange rate in effect on the date of receipt. A US holder that elects to receive shares in lieu of a cash dividend must include in ordinary income the fair market value of such shares on the dividend payment date, and the tax basis of those shares will equal such fair market value.

Subject to certain exceptions for positions that are held for less than 61 days or are hedged, and subject to a foreign corporation being considered a 'qualified foreign corporation' (which includes not being classified for US federal income tax purposes as a passive foreign investment company), certain dividends ('qualified dividends') received by an individual US holder generally will be subject to US taxation at preferential rates. Based on the company's audited financial statements and relevant market and shareholder data, HSBC Holdings does not anticipate being classified as a passive foreign investment company. Accordingly, dividends paid on the shares or ADSs generally should be treated as qualified dividends.

Taxation of capital gains

Gains realised by a US holder on the sale or other disposition of shares or ADSs normally will not be subject to UK taxation unless at the time of the sale or other disposition the holder carries on a trade, profession or vocation in the UK through a branch or agency or permanent establishment and the shares or ADSs are or have been used, held or acquired for the purposes of such trade, profession, vocation, branch or agency or permanent establishment. Such gains will be included in income for US tax purposes, and will be long-term capital gains if the shares or ADSs were held for more than one year. A long-term capital gain realised by an individual US holder generally will be subject to US tax at preferential rates.

Inheritance tax

Shares or ADSs held by an individual whose domicile is determined to be the US for the purposes of the United States-United Kingdom Double Taxation Convention relating to estate and gift taxes (the 'Estate Tax Treaty') and who is not for such purposes a national of the UK will not, provided any US federal estate or gift tax chargeable has been paid, be subject to UK inheritance tax on the individual's death or on a lifetime transfer of shares or ADSs except in certain cases where the shares or ADSs (i) are comprised in a settlement (unless, at the time of the settlement, the settlor was domiciled in the US and was not a national of the UK), (ii) is part of the business property of a UK permanent establishment of an enterprise, or (iii) pertains to a UK fixed base of an individual used for the performance of independent personal services. In such cases, the Estate Tax Treaty generally provides a credit against US federal tax liability for the amount of any tax paid in the UK in a case where the shares or ADSs are subject to both UK inheritance tax and to US federal estate or gift tax.

Stamp duty and stamp duty reserve tax - ADSs

If shares are transferred to a clearance service or American Depositary Receipt ('ADR') issuer (which will include a transfer of shares to the Depositary) under the current HMRC practice UK stamp duty and/or stamp duty reserve tax will be payable. The stamp duty or stamp duty reserve tax is generally payable on the consideration for the transfer and is payable at the aggregate rate of 1.5%.

The amount of stamp duty reserve tax payable on such a transfer will be reduced by any stamp duty paid in connection with the same transfer.

No stamp duty will be payable on the transfer of, or agreement to transfer, an ADS, provided that the ADR and any separate instrument of transfer or written agreement to transfer remain at all times outside the UK, and provided further that any such transfer or written agreement to transfer is not executed in the UK. No stamp duty reserve tax will be payable on a transfer of, or agreement to transfer, an ADS effected by the transfer of an ADR.

US backup withholding tax and information reporting

Distributions made on shares or ADSs and proceeds from the sale of shares or ADSs that are paid within the US, or through certain financial intermediaries to US holders, are subject to information reporting and may be subject to a US 'backup' withholding tax unless, in general, the US holder complies with certain certification procedures or is a corporation or other person exempt from such withholding. Holders that are not US persons generally are not subject to information reporting or backup withholding tax, but may be required to comply with applicable certification procedures to establish that they are not US persons in order to avoid the application of such information reporting requirements or backup withholding tax to payments received within the US or through certain financial intermediaries.

Cautionary statement regarding forward-looking statements

The Annual Report and Accounts 2013 contains certain forward-looking statements with respect to HSBC's financial condition, results of operations, capital position and business.

Statements that are not historical facts, including statements about HSBC's beliefs and expectations, are forward-looking statements. Words such as 'expects', 'anticipates', 'intends', 'plans', 'believes', 'seeks', 'estimates', 'potential' and 'reasonably possible', variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC's Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

• changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks' policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; and consumer perception as to the continuing availability of credit and price competition in the market segments we serve;

• changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and

• factors specific to HSBC, including discretionary RWA growth and our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; and our success in addressing operational, legal and regulatory, and litigation challenges, notably compliance with the DPA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                 Date: 25 March 2014